

RAYTON

Problem/Solution How it Works Market Team FAQ INVEST NOW

Our Tech Could Carry the Future Economy

With Electric Vehicles, AI, 5G+, and countless other innovations on the horizon, demand for semiconductors is quickly outpacing supply. Invest as we pioneer a way to make future materials up to 10X more efficiently.

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$1,000 Min. Investment	$0.50 Share Price
$7,000+ Number of Investors	$5M Total Fundraising

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Offering Circular Form C Investor Education



Problem/Solut on How t Works Market Team FAQ INVEST NOW

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PROBLEM

We Need Better Semiconductors to Power Electric Vehicles, AI, 5G+, and More

Semiconductors are essential to modern technology, and are growing to over $1 Trillion per year in annual demand by 2030.[1] Rapid advancements in electric 5G and autonomous vehicles, communications, and smart grid require higher-performance materials like Gallium Nitride (GaNs) and Silicon Carbide (SiC) to meet the requirements for future growth. GaN and SiC are growing with a demand that outpaces the semiconductor industry. These materials are dramatically more expensive than silicon, and require significant capital investment to produce.



AI



SOLUTION

Delivering up to 10X More Efficient Semiconductor Production

Our revolutionary method replaces traditional wafer cutting with a high-current, high-voltage proton particle accelerator, reducing material waste by up to 50%.[2] This process generates up to 10 times more wafers from the same material, producing ultra-thin, 2-micron wafers. With three times the industry-standard throughput and seamless integration into current tech, we make advanced semiconductors more efficient, cost-effective, and accessible.



HOW IT WORKS

More Power in a Smaller Package

We're replacing the clumsy, wasteful diamond wire saw-cutting method of semiconductor wafer manufacturing with an innovative high-current, high-voltage proton particle accelerator. As a result, our wafers are up to 1OX thinner than the standard GaN wafers. We're able to create many enqineered





Problem/Solut on How t Works Market Team FAQ INVEST NOW

wafers from the same "source" wafer at a fraction of the cost.

Market

$22 Billion Market by 2026*

High-growth markets like 5G+, cloud computing, AI, quantum computing, smart grid, and wind are fueling demand for our technology. The global GaNs devices market is projected to reach $22B by 2026. This is your opportunity to participate in it.



5G
CELLULAR
AI
DATA
CENTERS
EVs
COMMS
INFRASTRUCTURE
SELF-DRIVING
CARS

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RAYTON

Problem/Solution How it Works Market Team FAQ INVEST NOW

TRACTION

On Track to Dominate Our Industry

7,000
Backed by 7,000+ investors already



NVIDIA
Accepted into NVIDIA's Inception Program

Letter of Support from US Congress member

2
patents awarded (semiconductor wafers and manufacturing process)

GROWTH

Your Role in Our Growth

We're aiming to scale our operation and achieve higher manufacturing volumes over time, and your investment plays a huge role in that. By meeting our goal of $5M this funding round, we'll be able

RAYTON

Problem/Solution How it Works Market Team FAQ INVEST NOW

to bring our pilot line into operation. It will mark a significant step in our path to revenue, but this is only the beginning of our potential.

TEAM

Led by a Visionary Team

Andrew Yakub, Founder & CEO

Andrew Yakub is the founder of the Company andhasservedasitsChiefExecutiveOfficer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc.,aproducerofcommercialandresidential solar photovoltaic systems. In that position, he wasresponsibleforthedevelopment ofover6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. andcurrentlydevotesallofhistimeto Rayton. Mr. Yakub was named to Forbes' "30

James Rosenzweig, Director

Dr. James Rosenzweig is a UCLA professor, former UCLA Physics and Astronomy Department Chair, and a world-renowned researcher in particle beams, with over 500 scientific publications. He has been named a Fellow of the American Physical Society and was awarded the International Free-Electron Laser Prize. His expertise in particle beam physicshasbeenextremelyvaluabletothe development of Rayton's ion-cutting process and high-current proton implanter.

Robert Julian, Director

Robert has over 30yearsoffinancialleadership, includingservingasCFOatfour public companies, NYSE: LDL; NYSE: ELY; Nasdaq: SPWH; Nasdaq: REAL. His tenure as CFO demonstrateshisabilitytofosterfinancial growth in dynamic markets.both public and private,ranging in size from small-cap enterprises to Fortune 100 companies. Robert has staff and line experience inawiderangeof industries in the manufacturing, technology, consumerproducts,distribution,retail, and business services sectors. Accustomed to complex.fast-paced, and challenging business


citesallofhistimeto
;named to Forbes' "30
under30N list in 2016. He holds a bachelor's
degree in physics from UC Santa Barbara

business services sectors. Accustomed to
complex, fast-paced, and challenging business
environments,Roberthasanexcellenttrack
record for developing and leading high
performing finance and accounting teams. He
fosters an uncompromising commitment to
business ethics and integrity. RobertholdsaBA,
with Honor - Finance from Michigan State
University, East Lansing, Ml, andan MBA-
Finance from University of Michigan, Ann Arbor,
Ml in 1986.

Mingguo Liu, Technology Advisor

Dr. Mingguo Liu has over 10 years ofR&D
experienceinthesolarindustry. PriortoRayton,
Dr. Liu was the Director of Product Engineering
atArzonSolar(aconcentratorphotovoltaic
technologycompany).whereheledtheteamto
break the world record for solar module
efficiency twice. He also has extensive
experience in prototyping and manufacturing
ramp-up. Dr. Liu obtained his M.S. and Ph.D.
degrees in Electrical Engineering from the
University of Texas at Austin and the University
of Virginia, respectively.

Michael Curtis, Advisor

Michael Curtis was the Executive Vice President
and third-generation owner of Wilbur Curtis
Co., Inc., a 75-year-old foodservice equipment
manufacturing company. He is also the founder,
President and owner of World-Wide
Advantage, a globalsourcing company, and an
executive advisory board member for Prime
Advantage, a group purchasing organization
focused on improving cost considerations for
manufacturers.Mr.Curtisalsoisastrategic
advisor with North American Foodservice
Equipment Manufacturers (NAFEM) and the
Food Equipment Manufacturers Association
(FEMA).


edevelopment ofover6
;tallations. Mr. Yakub has
ceased providing services to ReGen America,
Inc. andcurrentlydevotesallofhistimeto
Rayton. Mr. Yakub was named to Forbes' "30
under30N list in 2016. He holds a bachelor's
degree in physics from UC Santa Barbara

physicshasbeenextremelyvaluabletothe
developmentofRayton'sion-cutting process
and high-current proton implanter.

has staff and lineexperienceinawiderangeof
industries in the manufacturing.technology,
consumerproducts,distribution,retail, and
business services sectors. Accustomed to
complex, fast-paced, and challenging business
environments,Roberthasanexcellenttrack
record for developing and leading high
performing finance and accounting teams. He
fosters an uncompromising commitment to
business ethics and integrity. RobertholdsaBA,
with Honor - Finance from Michigan State
University, East Lansing, Ml, andan MBA-
Finance from University of Michigan, Ann Arbor,
Ml in 1986.

Mingguo Liu, Technology Advisor

Dr. Mingguo Liu has over 10 years ofR&D
experience in the solar industry. PriortoRayton,
Dr. Liu was the Director of Product Engineering
atArzonSolar(aconcentratorphotovoltaic
technologycompany}.whereheledtheteamto
break the world record for solar module
efficiency twice. He also has extensive
experience in prototyping and manufacturing
ramp-up. Dr. Liu obtained his M.S. and Ph.D.
degrees in Electrical Engineering from the
University of Texas at Austin and the University
of Virginia, respectively.

Michael Curtis, Advisor

Michael Curtis was the Executive Vice President
and third-generation owner of Wilbur Curtis
Co., Inc., a 75-year-old foodservice equipment
manufacturing company. He is also the founder,
President and owner of World-Wide
Advantage, a globalsourcing company, and an
executive advisory board member for Prime
Advantage, a group purchasing organization
focused on improving cost considerations for
manufacturers.Mr.Curtisalsoisastrategic
advisor with North American Foodservice
Equipment Manufacturers (NAFEM) and the
Food Equipment Manufacturers Association
(FEMA)


FAQ's

Why invest in startups? ⊗

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⊗

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ⊗

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⊗

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⊗

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ⊗

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If

---



Problem/Solution   How it Works   Market   Team   FAQ   **INVEST NOW**

business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? ⊗

The Common Stock (the "Shares") of Rayton Solar, Inc (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares? ⊗

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their ⊗

How would you approach an upcoming offering? ⊗


What happens if a company does not reach their funding target?   ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?   ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email info@dealmakersecurities.com

How do I keep up with how the company is doing?   ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?   ✕

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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RAYTON

Problem/Solution How it Works Market Team FAQ INVEST NOW

1. Market.us Scoop
2. Based on Internal Data

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Rayton Solar, Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.